UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Max-1 Acquisition Corporation
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Securities)

None
(CUSIP Number)

Ian Jacobs

c/o Max-1 Acquisition Corporation

2255 Glades Road, Suite 324A,
Boca Raton, FL 33431

(561) 989-2208

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 16, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None

1.	Name of Reporting Person Ian Jacobs IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power 65,000

8.	Shared Voting Power 0

9.	Sole Dispositive Power 65,000

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Based on 1,250,000 shares of common stock outstanding as of June 16, 2017, as reported by the Company in a Current Report on Form 8-K filed with the Commission on June 19, 2017.

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Max-1 Acquisition Corporation (the “Company”). The Company is located at 2255 Glades Road, Suite 324A, Boca Raton, FL 33431.

Item 2.	Identity and Background.

(a) The reporting person’s name is Ian Jacobs.

(b) The reporting person’s address is c/o Max-1 Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, FL 33431.

(c) The reporting person is President, Secretary, Chief Executive Officer, and Chief Financial Officer and a director of the Company.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 6, 2017, the Company issued an aggregate of 100,000 shares of Common Stock to the reporting person for an aggregate purchase price equal to $2,500 pursuant to the terms and conditions of a Common Stock Purchase Agreement.

On June 16, 2017, the reporting person sold an aggregate of 35,000 shares of the Company’s common stock to another stockholder and director (“Affiliate”) of the Company for an aggregate sale price of $875 pursuant to the terms of a Securities Purchase Agreement dated June 15, 2017 by and between the reporting person and the Affiliate.

Item 4.	Purpose of Transaction.

See Item 3 above. The reporting person is a director of the Company and acquired the securities for investment purposes. The reporting person acquired the 100,000 shares of Common Stock from the Company on February 6, 2017 in a transaction exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

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Item 5.	Interest in Securities of the Issuer.

The reporting person has voting and investment control over 65,000 shares of the Company’s common stock (the “Shares”), representing approximately 5.2% of the shares of common stock outstanding as of June 16, 2017. As described at Item 3, the reporting person acquired 100,000 shares of the Company’s common stock on February 6, 2017 and on June 16, 2017, sold 35,000 shares of the Company’s common stock. The reporting person has sole voting and dispositive power of the Shares. Except as set forth in Item 3 above, the reporting person has not effected any transaction in the Company’s common stock during the last 60 days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Except for the Common Stock Purchase Agreement and the Securities Purchase Agreement described in Item 3 the reporting person does not have any other contracts, arrangements, undertaking or relationships with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
10.1	Common Stock Purchase Agreement by and between the Company and Ian Jacobs, dated February 6, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10 Registration Statement filed with the Securities and Exchange Commission on March 21, 2017).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2017

/s/ Ian Jacobs
Ian Jacobs

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